

★ **Tamar Blue** · 1st
Improving the human experience
San Francisco, California, United States · **Contact info**
500+ connections

30 mutual connections: Sam Obenchain, Benjamin Nguyen, and 28 others

🔵 **MentalHappy**
Y **Y Combinator**

🔔

⟨ **Message** ⟩ ⟨ **More** ⟩

Highlights

 ★ **Tamar is celebrating 7 years at MentalHappy**

⟨ ✈ Message ⟩

About

Tamar Blue, is a Y Combinator alum and founder and CEO of MentalHappy– a mental health platform helping individuals overcome challenging life events via professionally-led peer support groups. With a mission to make mental health care accessible, affordable and stigma-free, MentalHappy utilizes a variety of health and wellness professionals – thereby expanding mental health care. Tamar's passion dates back over 20 years, when she started a peer-support organization to support classmates experiencing bullying, combined with her personal struggles with anxiety. Tamar's work with MentalHappy has appeared in major publications such as Reader's Digest, TechCrunch, Silicon Valley Business Journal, Creative Mornings, and the CIPA award-winning book "Impact Founder: Inspirational Stories of Entrepreneurs Who Risk Everything for What They Believe". Tamar earned her MBA after graduating from Florida State University with a dual degree in Sociology and Economics.

Featured

Post

Thank you
to Amanda...

**Y Combinator-
backed...**
techcrunch.com · 5 m...

😊🤗❤ 71   13 comments

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Activity

3,495 followers

⟨ ✓ Following ⟩

★ Tamar Blue posted this · 2d

 2006 was the first recession I faced. I was in staffing and recruiting at the time, and not only were there massive layoffs...

...show more

😊❤👏 27

★ Tamar Blue reposted this · 6d

Upshift is helping to improve the world 🌎. #climatechange #climateaction

...show more

Invest in Upshift: Fractional EV car subscriptions
wefunder.com · 9 min read

🔥 4   1 comment

★ Tamar Blue commented on a post · 2w

Cadran C. - DM'ed you my email.

😊🤗❤ 127   26 comments

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Experience

🔵 **Chief Executive Officer**
MentalHappy
Apr 2021 - Present · 1 yr 11 mos
San Francisco, California, United States

MentalHappy is a tele-health platform that allows health professionals to facilitate online support groups.

🔵 **Chief Executive Officer**
Cheerbox · Full-time
Jan 2016 - Dec 2019 · 4 yrs
Las Vegas, Nevada, United States

Highly curated care packages for tough life events. Cheerbox helps companies send custom care packages to employees going through a rough time.


CEO
CanUStart
Nov 2013 – May 2015 · 1 yr 7 mos
Miami/Fort Lauderdale Area

Our mission is to radically simplify the process and reduce the time it takes for employers & job seekers to find each other.


Operations Manager
Employbridge
Jan 2008 – Jul 2013 · 5 yrs 7 mos
West Palm Beach, Florida Area

EmployBridge is not a generic provider of talent. Unlike other workforce providers, we focus on one type of worker and we do it well. Our family of specialty brands allows us to meet the needs of mar ...see more

Education


Y Combinator
Entrepreneurship/Entrepreneurial Studies
2018


Florida State University
Economics & Sociology, Economics
2002 – 2006

Volunteering


Economic Advisor
Habitat for Humanity
Jan 2001 – Aug 2008 · 7 yrs 8 mos
Economic Empowerment

Worked with future recipients on understanding home economic basics, creating a budget, saving and managing a household.

Skills

Start-ups

 8 endorsements

(Endorse)

Product Development

 6 endorsements

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User Experience

 4 endorsements

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Honors & awards

Presidents Club
Issued by Employbridge · Feb 2011

EB   Associated with Employbridge

Awarded Presidents Club- Top 15% Revenue Generator for $500MM company.

Languages

English
Native or bilingual proficiency

Haitian Creole
Native or bilingual proficiency

Spanish
Limited working proficiency

Interests

Top Voices   Companies   Groups   Schools


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Founder & CEO, The Cru
597,477 followers
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Tiffany R. Warren in · 3rd
EVP, Chief Diversity & Inclusion Officer at Sony Music Group
108,528 followers
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Causes

Economic Empowerment · Education · Health · Human Rights